Exhibit 3.1

Z Trim Holdings, Inc.
Amendment to Bylaws

The Bylaws (the “Bylaws”) of Z Trim Holdings, Inc., an Illinois corporation, are hereby amended, effective as of March 10, 2015 as follows:

1.	Section 3.2(a) is deleted in its entirety and replaced with the following:

(a)	The number of directors of the corporation that shall constitute the whole board of directors shall be at least three (3) directors. Each director shall hold office until such director’s death, resignation, retirement, removal, disqualification, or such director’s successor is elected and qualified. Directors need not be residents of Illinois or shareholders of the corporation. The number of directors may be increased or decreased from time to time by the amendment of this section, but no decrease shall have the effect of shortening the term of any incumbent director. A director may resign at any time by giving written notice to the board of directors, its chairman, or to the president or secretary of the corporation. A resignation is effective when the notice is given unless the notice specifies a future date. The pending vacancy may be filled before the effective date, but the successor shall not take office until the effective date.

2.	Section 3.10 is deleted in its entirety and replaced with the following:

SECTION 3.10. Vacancies.  Any vacancy occurring in the board of directors and any directorship to be filled by reason of an increase in the number of directors may be filled by a majority of the directors then in office.

3.	Except to the extent amended hereby, all of the terms, provisions and conditions set forth in the Bylaws are hereby ratified and confirmed and shall remain in full force and effect. The Bylaws and this amendment shall be read and construed together as a single instrument.